AGL

02 DEC 30 AM 8:16

**The Australian Gas Light Company**
Formed in
New South Wales in
1837 with limited liability

111 Pacific Highway North Sydney
PO Box 944
North Sydney NSW 2059

**Telephone** 02 9922 0101
**Facsimile** 02 9957 3671

10 December 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549

02060873

**Attention Mr Michael Coco**

SUPPL

Dear Sir

**Re: The Australian Gas Light Company**
**12g3-2(b) Information**
**File No 82-4797**

Enclosed please find information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +612 9922 8644.

Yours sincerely

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

**LJ Fisk**
**Group Manager Corporate Services &**
**Company Secretary**

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department:** **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 07/11/2002

TIME: 13:31:54

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Natural Gas Corp Media Release re Gas Policy Statement

AGL

# FACSIMILE

FAXED

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

**LEVEL 21 FAX NO - (02) 9957 3671**



**TO:** **AUSTRALIAN STOCK EXCHANGE**

**FAX NO:** **1300 300 021**

**FROM:** **COMPANY SECRETARY'S OFFICE**

**PAGES:** **2 (incl. this)**

**DATE:** **7 NOVEMBER 2002**

---

**SUBJECT:**

Attached is a media release from AGL's New Zealand subsidiary, Natural Gas Corporation, re. Gas Policy Statement.

Regards,

Les Fisk
Company Secretary

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz

**7 November 2002**

**NEWS MEDIA RELEASE**

**Gas Policy Statement Unsurprising, says NGC**

NGC Holdings Limited said today the Government's draft Policy Statement on the development of New Zealand's gas industry was generally in line with expectations, and that the industry has already been making progress on a number of initiatives in preparation for a significantly changed gas supply future.

NGC Chief Executive, Mr Phil James, said the Policy Statement focused on the post-Maui supply environment and he welcomed the Government's acknowledgement of the ongoing importance of natural gas to the energy supply mix and to the New Zealand economy.

"Generally, the Government's approach supports the continuation of a light handed regulatory regime, and promotes industry solutions to the issues faced by the gas industry. As in other sectors, regulatory intervention is being held as a reserve power to be used in the event that the industry does not respond appropriately.

"NGC welcomes and supports this approach. The gas industry has long demonstrated its capacity to proactively address the issues it faces in a timely way, and I have no doubt that this will continue to be the case."

Mr James said NGC, and the industry generally, was aware of the importance of preparing for the post-Maui supply environment, when gas would be sourced from multiple smaller fields. The industry was already addressing Maui pipeline access arrangements for non-Maui sourced gas and had formed a Gas Governance Establishment Group to prepare the way for the creation of an industry governance body. He said: "I am pleased that these initiatives by the gas industry are acknowledged in the Government's announcements."

Mr James said expansion of the information disclosure regulations and requirements for a governing entity are obvious and expected developments for an industry facing significant changes as it moves to the post-Maui era.

The Ministerial request for a Commerce Commission inquiry relating to all natural gas pipelines was consistent with the Government's approach to examining pricing and asset valuation regimes for other infrastructure businesses. NGC acknowledged the Government's desire to obtain a complete picture of the industry, including appropriate future pricing, especially in the light of the values involved in a number of recent infrastructure ownership changes.

Mr James concluded: "Unlike the Government's decision to go directly to a price control threshold regime for electricity lines businesses, this will be a generic inquiry covering all pipelines, including those excluded from the information disclosure regulations. NGC has long organised itself to address industry issues as they arise and we will be participating fully in the process."

Contact: Keith FitzPatrick, Communications Manager, Natural Gas Corporation
Phone: 04 – 576 8804, Mobile: 027 – 443 8349

ASX
AUSTRALIAN STOCK EXCHANGE

02 DEC 30 AM 8:15

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department:** COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/11/2002

TIME: 09:01:56

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Credit Rating Unchanged

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

# FACSIMILE

**LEVEL 21 FAX NO - (02) 9957 3671**



**TO:** AUSTRALIAN STOCK EXCHANGE

**FAX NO:** 1300 300 021

**FROM:** COMPANY SECRETARY'S OFFICE

**PAGES:** 2 (incl. this)

**DATE:** 12 NOVEMBER 2002

**SUBJECT:**

Attached is a media release from AGL's New Zealand subsidiary, Natural Gas Corporation, re. Credit Rating

Regards,

L J Fisk
Company Secretary

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz

**12 November 2002**

**NEWS MEDIA RELEASE**

## NGC Credit Rating Unchanged

The rating agency, Standard & Poor's, has advised NGC Holdings Limited (NGC) that, following its normal annual review, it has reaffirmed NGC's credit rating at "A -" in the long term, and "A-2" in the short term, with a stable outlook.

---

Contact: Keith FitzPatrick, Communications Manager, Natural Gas Corporation
Phone: 04 – 576 8804, Mobile: 027 – 443 8349

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 13/11/2002

TIME: 13:47:17

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Reaches Cond.Agreement on Southdown Rotokwaw Int.Sale

# FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

**LEVEL 21 FAX NO - (02) 9957 3671**



**TO:** **AUSTRALIAN STOCK EXCHANGE**

**FAX NO:** **1300 300 021**

**FROM:** **COMPANY SECRETARY'S OFFICE**

**PAGES:** **2 (incl. this)**

**DATE:** **13 NOVEMBER 2002**

**SUBJECT:**

Attached is a media release from AGL's New Zealand subsidiary, Natural Gas Corporation re: NGC Reaches Conditional Agreement on Southdown, Rotokawa Interests Sale

Regards,

Les Fisk
Company Secretary

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz

13 November 2002

## NEWS MEDIA RELEASE

**NGC Reaches Conditional Agreement on Southdown, Rotokawa Interests Sale**

NGC Holdings Limited (NGC) announced today it has concluded conditional agreements that will result in NGC selling its interests in the Southdown power station and in the output from the Rotokawa geothermal power station to Mighty River Power (MRP). NGC has previously announced an intention to sell elements of its electricity generation assets.

NGC and MRP are currently 50% joint venture partners in the Southdown power station, a 118-megawatt capacity gas-fired co-generation station in South Auckland. NGC has no ownership interest in the 24-megawatt capacity Rotokawa geothermal station near Taupo which is wholly owned by Mighty River Power, but has a 100% interest in a power purchase agreement, under which it buys the electricity generated at Rotokawa and on-sells it under contract.

NGC Chief Executive, Mr Phil James, said the cash proceeds from the transactions are expected to be approximately $39.5 million. Of this sum, approximately $7 million relates to the Rotokawa power purchase agreement interest, with the balance relating to land and other assets associated with Southdown. The transaction will also release NGC from $48 million of joint venture non-recourse debt.

The transactions are conditional, in particular, on NGC obtaining any NGC shareholder approval required, and MRP concluding financing arrangements to fund the transactions. Subject to the fulfilment of the conditions, the agreement is expected to become unconditional by 28 November 2002 and proceeds paid upon settlement.

NGC does not expect to realise a profit from the transactions, as proceeds above book value will be applied to the reduction of goodwill. Mr James described the conditional agreements as a pleasing outcome for the Company.

---

Contact: Keith FitzPatrick, Communications Manager, Natural Gas Corporation
Phone: 04 – 576 8804, Mobile: 027 – 443 8349

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department:** **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 15/11/2002

TIME: 09:37:52

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of Chief Financial Officer

# FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

**LEVEL 21 FAX NO - (02) 9957 3671**



**TO:** **AUSTRALIAN STOCK EXCHANGE**

**FAX NO:** **1300 300 021**

**FROM:** **COMPANY SECRETARY'S OFFICE**

**PAGES:** **2 (incl. this)**

**DATE:** **15 NOVEMBER 2002**

**SUBJECT:** **AGL announces appointment of the Chief Financial Officer**

---

Please find attached media release on the above subject.

L J Fisk
Company Secretary

AGL

# media release

15 November 2002

**AGL announces the appointment of the Chief Financial Officer**

AGL Managing Director Greg Martin today announced the appointment of Greg Hayes as the new Chief Financial Officer for the AGL Group. He will commence in this role on 3rd March 2003. The current Chief Financial Officer for AGL, John Fletcher will be moving to the role of Group Manager Investments.

Mr Hayes is currently the Chief Financial Officer, Australia & New Zealand for Westfield Group having been with Westfield for two years.

Prior to this Mr Hayes held senior finance and general management roles in Australia and the United States for Southcorp Limited over a nine year period.


Further Enquiries: Jane McAloon, Group Manager External Affairs
Direct: (02) 9922 8349
Mobile: 0419 447 384

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 19/11/2002

TIME: 15:09:13

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Trading Code Change

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz

**19 November 2002**

**NEWS MEDIA RELEASE**

## NGC trading Code Change

NGC Holdings Limited (NGC) said today that, following its application to the New Zealand Stock Exchange, the NZSE trading code for NGC will change from "NCH" to "NGC" from the close of trading this Friday (5.00pm, Friday, 22 November 2002).

This follows the formal change in the Company's name to NGC Holdings Limited on 1 November 2002, to reflect a broader corporate rebranding and the removal of the term "Natural Gas Corporation."

---

Contact: Keith FitzPatrick, Communications Manager, Natural Gas Corporation
Phone: 04 – 576 8804, Mobile: 027 – 443 8349

# FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

**LEVEL 21 FAX NO - (02) 9957 3671**



**TO:** AUSTRALIAN STOCK EXCHANGE

**FAX NO:** 1300 300 021

**FROM:** COMPANY SECRETARY'S OFFICE

**PAGES:** 2 (incl. this)

**DATE:** 19 NOVEMBER 2002

**SUBJECT:** NGC TRADING CODE CHANGE

---

Attached is a media release from AGL's New Zealand subsidiary, Natural Gas Corporation re: Trading Code Change.

Regards,

L J Fisk
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 27/11/2002

TIME: 16:41:37

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Share Reward & share loan plans

ASX
AUSTRALIAN STOCK EXCHANGE

02 DEC 20 AM 8:27

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 27/11/2002

TIME: 12:44:53

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Securities Institute Presentation

# FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

**LEVEL 21 FAX NO - (02) 9957 3671**



**TO:** **AUSTRALIAN STOCK EXCHANGE**

**FAX NO:** **1300 300 021**

**FROM:** **COMPANY SECRETARY'S OFFICE**

**PAGES:** **7 (incl. this)**

**DATE:** **27 NOVEMBER 2002**

**SUBJECT:** **Securities Institute Presentation**

Attached is a copy of presentation given to the Securities Institute today by AGL's Managing Director, Mr Greg Martin.

Regards,

L J Fisk
Company Secretary



# THE AUSTRALIAN GAS LIGHT COMPANY

Securities Institute Presentation
27 November 2002

AGL

---



## MARKET STRUCTURE EVOLVING

- Australian energy sector consolidating rapidly after privatisation & restructuring period
- Major changes in industry ownership & market participants - particularly in retail and generation
- Market participant strategies and responses evolving - including trend to value chain re-aggregation and vertical integration
- Promise of a truly National Energy Market yet to be delivered - market still largely state based
- COAG Energy Market Review holds prospect of addressing important issues for future development of a more efficient energy sector

- Strong interest in Australian energy sector arising from US & European "sector contagion"
- Early retail market competition evolving according to AGL's expectations
- Too early to predict longer term nature of retail competition

AGL

---



## AGL RESPONSE

- Diversified energy portfolio across regulated and unregulated assets in multiple markets
- Economies of scale and margin focus
- Retail marketing and customer management strategies centred on sustainable long term customer relationships
- Strong risk management focus on wholesale energy costs
- Vertical integration opportunities being pursued to minimise risk & manage exposures

- Developing and building upon positions of market leadership in energy sector value chains in which we compete

AGL

## FOUR PART CORPORATE STRATEGY



DELIVERING MAXIMUM RETURNS

REDEFINING THE PORTFOLIO

COMPLETING BUSINESS PLATFORMS

BUILDING CAPABILITIES

## A Balanced Portfolio of Energy Businesses

- National Infrastructure Management & Services
- Energy Distribution Networks
- National Energy Sales & Marketing



- High Pressure Gas Pipelines
- LPG
- ActewAGL Multi-Utility JV
- Power Generation

- National Infrastructure & Management Services
- Gas Distribution Networks
- Wholesale Gas & Gas Processing
- National Energy Metering

- High Pressure Gas Pipelines
- LPG
- Energy Investment (TrustPower 20.5%)

*Building on positions of market leadership...*



DELIVERING MAXIMUM RETURNS

Funds employed as at 30/9/02:-

- Australia: $4,333m
- N.Z.: $1,366m

AGL

## FINANCIAL PERFORMANCE

| | 2001 $m | 2002 $m | % Change |
|---|---|---|---|
| Underlying net profit ($m) | 224.1 | 247.1 | 10.2 |
| Operating cash flow ($m) | 297.4 | 344.3 | 15.8 |
| ROE (%) (Including significant items) | 6.3 | 9.6 | 52.4 |
| EPS (Excluding significant items) (c) | 63.5 | 66.4 | 4.6 |
| DPS (c) | 52.0 | 52.0 | - |
| Gearing (%) | 54.9 | 51.6 | 6.0 |

*Strong improvement in financial performance...*



DELIVERING MAXIMUM RETURNS

- Solid recovery
- Results in line with expectations
- Gearing levels reducing to maintain 'A' credit rating
- Return on equity improving to plan

AGL

## AGL PORTFOLIO ANALYSIS

| Core | Related | Non Core |
|---|---|---|
| AUSTRALIA | | |
| • AGL Networks<br>• AGL Retail<br>• AGL Wholesale<br>• ActewAGL<br>• Agility<br>• APT | • TransACT<br>• Elgas<br>• HCE | • WA Power Generation<br>• COMindico<br>• Property |
| NEW ZEALAND & OTHER | | |
| • NGC Transmission<br>• NGC Networks<br>• NGC Metering | • TrustPower (N.Z.)<br>• GasValpo (Chile)<br>• NGC Wholesale Gas | • NGC Generation<br>• NGC Retail SOLD |

*Reconfiguring for future growth & success...*



REDEFINING THE PORTFOLIO

- Grow and develop core businesses
- Rationalise or dispose of non core businesses
- Reinvest funds released in core businesses

AGL

## NGC (AGL66%) NZ ASSETS



Transmission System
Southdown Cogeneration Power Station (50%)
Distribution Networks
Maui Gas Pipeline (NGC Operated)
Kapuni Gas Treatment Plant
Kapuni Cogeneration Plant (50%)
Cobb Hydro Station
Taranaki Combined Cycle Power Station (100%)


*Profitability restored....*



REDEFINING THE PORTFOLIO

- Clear strategic direction
- Exited energy retailing
- Commenced sale of generation assets

AGL

## ENERGY RETAIL MARKET LEADERSHIP



AlintaGas
Ergon Energy
Country Energy
Western Power
Integral
Texas Utilities
Energex
Energy Australia
Origin Energy
AGL


*AGL has more than 3.1 million retail energy accounts...*



COMPLETING BUSINESS PLATFORMS

Keys to Success:-

- Scale & margin
- Energy purchasing costs
- Strong risk management focus
- Brand recognition

AGL

## GROWING THE VICTORIAN RETAIL BUSINESS



*Pulse integration proceeding smoothly...*



COMPLETING BUSINESS PLATFORMS

- Wholesale energy purchasing fully integrated
- Identified synergy benefits being delivered - on target
- Customer churn levels running to expectations

AGL

## ELECTRICITY RISK MANAGEMENT TYPICAL PORTFOLIO STRUCTURE


MW
1
3
5
7
9
11
13
15
17
19
21
23
Time (hours)

*Lowering risks and managing exposures...*



COMPLETING BUSINESS PLATFORMS

- Significant peak demand growth
- Construction of gas fired peaking plants
- Vertical integration to manage costs & diversify risks
- Structured deals to lower risk

AGL

## FUTURE GAS SUPPLY


TIMOR SEA
PNG
NORTH WEST SHELF
COOPER
OTWAY
GIPPSLAND
KIPPER

*Securing competitively priced gas...*



COMPLETING BUSINESS PLATFORMS

- Negotiating for new gas
- Focus on building a competitive gas portfolio

AGL

## BUILDING COMPETITIVE ADVANTAGE

- Corporate Conversion completed
- Blend of new and home grown employees
- An employer of choice
- Senior employee remuneration linked to growth in economic profit & goal achievement



*Creating a high performance culture...*



BUILDING CAPABILITIES

- Our people
- Our systems
- Our organisation

AGL

## ENERGY MARKET REFORM

- AGL supports overall conclusions in COAG Report
- Harmonising market rules prerequisite to single national energy regulator
- Removal of retail price caps - large number of regulatory imposts
- Cost Benefit Analysis of smart meters and supporting systems
- Productivity Commission should review Gas Code as a matter of priority

*Continued market reform necessary...*



COAG Energy Market Review holds promise of providing greater clarity, certainty & the basis for clear direction on national energy policy

AGL

## THE WAY FORWARD ....

- **Delivering Maximum Returns**

  Integrating Victorian acquisition

- **Redefining the Portfolio**

  Rationalising non core businesses

- **Completing Business Platforms**

  Assessing further opportunities in wholesale electricity

- **Building Capability**

  Maintaining industry leadership

*Building on the momentum...*





THE AUSTRALIAN GAS LIGHT COMPANY

Securities Institute Presentation
27 November 2002

AGL

ASX
AUSTRALIAN STOCK EXCHANGE

02 DEC 02 ... 9:47

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department:** COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/11/2002

TIME: 18:04:48

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x7

# AGL

# FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

**LEVEL 21 FAX NO - (02) 9957 3671**



**TO:** **AUSTRALIAN STOCK EXCHANGE**

**FAX NO:** **1300 300 021**

**FROM:** **COMPANY SECRETARY'S OFFICE**

**PAGES:** **15 (incl. this)**

**DATE:** **28 NOVEMBER 2002**

---

**SUBJECT:**

Attached are Appendix 3Y notifications of changes in Director's Interests for the purposes of Section 205G of the Corporations Act.

Regards,

L J Fisk
Company Secretary

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | THE AUSTRALIAN GAS LIGHT COMPANY |
| ABN | 95 052 167 405 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | SIR RONALD BRIERLEY |
| **Date of last notice** | 8 OCTOBER 2002 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26.11.02 |
| **No. of securities held prior to change** | 34,203 |
| **Class** | ORDINARY |
| **Number acquired** | 1,802 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $10.40 |
| **No. of securities held after change** | 36,005 |

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL SHARE PURCHASE PLAN |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | THE AUSTRALIAN GAS LIGHT COMPANY |
| **ABN** | 95 052 167 405 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | D C K ALLEN |
| **Date of last notice** | 16 OCTOBER 2002 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26.11.02 |
| **No. of securities held prior to change** | 42,440 |
| **Class** | ORDINARY |
| **Number acquired** | 1,994 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $10.40 |
| **No. of securities held after change** | 44,434 |

+ See chapter 19 for defined terms.

| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL SHARE PURCHASE PLAN |
|---|---|

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | THE AUSTRALIAN GAS LIGHT COMPANY |
| **ABN** | 95 052 167 405 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | G J REANEY |
| **Date of last notice** | 16 OCTOBER 2002 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26.11.02 |
| **No. of securities held prior to change** | 40,256 |
| **Class** | ORDINARY |
| **Number acquired** | 841 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $10.40 |
| **No. of securities held after change** | 41,097 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL SHARE PURCHASE PLAN |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | THE AUSTRALIAN GAS LIGHT COMPANY |
| **ABN** | 95 052 167 405 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | M J PHILLIPS |
| **Date of last notice** | 16 OCTOBER 2002 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26.11.02 |
| **No. of securities held prior to change** | 68,610 |
| **Class** | ORDINARY |
| **Number acquired** | 1,352 |
| **Number disposed** | |
| **Value/Consideration** Note: If consideration is non-cash, provide details and estimated valuation | $10.40 |
| **No. of securities held after change** | 69,962 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL SHARE PURCHASE PLAN |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | THE AUSTRALIAN GAS LIGHT COMPANY |
| ABN | 95 052 167 405 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | M R G JOHNSON |
| **Date of last notice** | 16 OCTOBER 2002 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26.11.02 |
| **No. of securities held prior to change** | 116,812 |
| **Class** | ORDINARY |
| **Number acquired** | 2,703 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $10.40 |
| **No. of securities held after change** | 119,515 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL SHARE PURCHASE PLAN |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | THE AUSTRALIAN GAS LIGHT COMPANY |
| **ABN** | 95 052 167 405 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | C J HEWSON |
| **Date of last notice** | 16 OCTOBER 2002 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26.11.02 |
| **No. of securities held prior to change** | 18,488 |
| **Class** | ORDINARY |
| **Number acquired** | 1,117 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $10.40 |
| **No. of securities held after change** | 19,605 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL SHARE PURCHASE PLAN |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | THE AUSTRALIAN GAS LIGHT COMPANY |
| **ABN** | 95 052 167 405 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | A B DANIELS |
| **Date of last notice** | 16 OCTOBER 2002 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | DIRECT |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26.11.02 |
| **No. of securities held prior to change** | 11,101 |
| **Class** | ORDINARY |
| **Number acquired** | 528 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $10.40 |
| **No. of securities held after change** | 11,629 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | AGL SHARE PURCHASE PLAN |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.